UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Medley Capital Corporation
2.	Name of Persons Relying on Exemption: FrontFour Capital Group LLC FrontFour Master Fund, Ltd. FrontFour Opportunity Fund FrontFour Capital Corp. David A. Lorber Stephen E. Loukas Zachary R. George
3.	Address of Persons Relying on the Exemption: c/o FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830
4.	Written Material. The following written materials are attached: Press release, dated February 4, 2019.

(Written material follows on next page)

Leading Proxy Advisory Firm Glass Lewis Recommends Medley Capital Shareholders Vote AGAINST Proposed Combination With Sierra Income and Medley Management

FrontFour Also Believes NexPoint Advisors Has Made a “Superior” Alternative Proposal to Management’s Proposed Related Party Transaction

Calls Upon Medley Capital Special Committee to Immediately Commence Negotiations with NexPoint Advisors

Questions Whether Medley Capital Has Failed to Disclose Other Alternative Proposals

GREENWICH, Conn., Feb. 4, 2019 /PRNewswire/ -- FrontFour Capital Group LLC (“FrontFour”), a significant shareholder of Medley Capital Corporation (“Medley Capital” or “MCC”) (NYSE:MCC), announced today that leading independent proxy advisory firm, Glass Lewis & Co. (“Glass Lewis”), has recommended that Medley Capital shareholders vote AGAINST the proposed combination of Medley Capital, Sierra Income Corporation and Medley Management Inc. (“MDLY”). In addition to its views regarding this related party transaction discussed below, Glass Lewis stated that “it would be in the best interests of shareholders to reject the proposed transaction and send a mandate to the board to conduct a wider sale process.”

In addition, FrontFour commented on an alternative proposal submitted by NexPoint Advisors, L.P. (“NexPoint”), a high-performing, multi-billion dollar global investment manager. FrontFour believes NexPoint’s proposal constitutes a “superior” proposal that must be seriously considered by the members of the Special Committee of the Medley Capital Board (the “Special Committee”) in accordance with their fiduciary duties. FrontFour was extremely disappointed to learn by way of NexPoint’s latest press release that it initially made a written overture to the Special Committee on January 24 and submitted a proposal a week later on January 31 after the Special Committee failed to respond despite numerous follow-up attempts.

David Lorber of FrontFour commented, “We are extremely disappointed that the Special Committee sat on NexPoint’s initial overture for so long, especially after we have been stating for weeks that management’s deal is specifically tailored to benefit MDLY shareholders and the Taubes and that there are superior alternatives for Medley Capital shareholders. It is shocking that the Special Committee didn’t even have the courtesy to acknowledge NexPoint’s initial overture until after it was forced to go public and calls into question whether there are undisclosed inquiries or proposals from third parties or other material information regarding this related party transaction that is being withheld from shareholders. What else is Medley Capital hiding?”

Mr. Lorber continued, “The manner in which Medley Capital dismissed NexPoint’s initial overture in its latest press release, belittling it as a “so called” proposal, without providing any substantive discussion, is somewhat unnerving. However, Medley Capital’s assertion that it would respond to NexPoint’s January 31 proposal “as appropriate" without providing any timetable is simply unacceptable, especially given the imminence of the special meeting to approve management’s related party deal. Nevertheless, at this point in time Medley Capital is in receipt of what we believe to be a credible, superior offer and we call upon the Special Committee to immediately engage in discussions with NexPoint in accordance with their fiduciary duties to shareholders.”

Glass Lewis shared FrontFour’s concern that Medley Capital failed to seriously seek out and evaluate other strategic alternatives:

“. . . we see that the proposed transaction follows a closed sale process through which the MCC board does not appear to have solicited interest in a possible transaction involving stand-alone MCC or its loan book prior to entering into the proposed transaction agreement with MDLY and Sierra. Moreover, in our view, the MCC board does not appear to have seriously evaluated other potential strategic alternatives . . . prior to entering into the proposed transaction agreement.”

Glass Lewis concurred that management has not demonstrated to shareholders that the related party transaction represents the best deal for shareholders:

“In this case, we are concerned that the MCC board has not taken sufficient steps to assure shareholders that the proposed transaction likely represents the most favorable offer available at the present time.”

Glass Lewis also recognized that the related party transaction would transfer value to MDLY shareholders at the expense of MCC shareholders while diluting NAV:

“. . . we believe the totality of potential benefits accruing to MCC shareholders in the proposed transaction is insufficient to compensate for the downsides associated with the combination, including an unfair and undeserved value transfer to MDLY, inadequate compensation for MCC shareholders and NAV dilution for MCC shareholders.”

Glass Lewis also shared FrontFour’s concerns with management’s track record and their overly optimistic financial projections:

“We believe there is ample cause for concern with management’s track record at MCC, raising questions about its ability to meet internal financial projections that appear highly optimistic and to generate attractive returns for shareholders. We expect shares of the combined company could face downward pressure from Sierra shareholders seeking liquidity for their investment after a long holding period in the non-traded entity.”

Glass Lewis concluded that greater value to Medley Capital shareholders could be achieved:

“The MCC board does not appear to have taken sufficient steps to review potential alternatives prior to entering into the proposed merger agreement and we expect greater value could potentially be achieved through a managed sale process.”

FrontFour reiterates its intent to vote AGAINST the proposed related party transaction and urges all Medley Capital shareholders to do the same.

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour Capital Group LLC (“FrontFour Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour Capital.

PLEASE NOTE: FrontFour Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

CONTACT

Investor Contact:

David A. Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050